June 30, 2011

Remitted Via Federal Express

Ms. Amanda Ravits, Esq., Assistant Director
Mr. Timothy Buchmiller, Esq., Senior Attorney
Ms. Aslynn Hogue, Esq., Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Helix Wind Corp. Response to Your Letter of June 9, 2011 Schedule 14C Preliminary Information Statement File No. 000-52107

Ladies and Gentlemen:

On behalf of Helix Wind Corp., please accept my appreciation for your comments in your letter of June 9, 2011 and the courtesies that you have extended to our legal counsel, William M. Aul, Esq. in connection with the Company’s filing of the Schedule 14C Preliminary Information Statement.

Further, please allow this letter to respond to your comments set forth above (using the numbers assigned in your letter).

1.	We understand that you received separately the Company’s response to the staff’s comments on the Company’s 2010 Form 10-K and that on the basis of that response, there may be no additional comments.

2.	The revised Schedule 14C, which is being filed contemporaneously with this letter, has been completed and all “blank” dates have been removed with actual dates inserted.

3.	The revised Schedule 14C contains the following additional language in the third section on page four:

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Page Two
Ms. Amanda Ravits, Esq., Assistant Director
Mr. Timothy Buchmiller, Esq., Senior Attorney
Ms. Aslynn Hogue, Esq., Staff Attorney
June 30, 2011

  MATTER OF INCREASE IN AUTHORIZED COMMON STOCK

The Company seeks to increase the amount of authorized Common Stock from 1,750,000,000 to 100,000,000,000.  The Company believes that if stock market conditions and the Company’s circumstances allow, the Company may have an opportunity to offer and sell additional shares of its common stock which may allow it to raise capital, convert debt into common stock or undertake one or more other corporate transactions.  The Company has not received any commitments or any indications of interest from any sources of capital that any one or more of any such transactions will be undertaken and the Company is not aware of any interest in any such transaction.  The Company does believe that the increase may give the Company some measure of financial flexibility so that, if circumstances and appropriate opportunities arise, it may have a better ability to respond and without unreasonable delay.

At the same time, should the Company issue any additional shares of its Common Stock as a result of the increase in the authorized Common Stock indicated above, the issuance will likely result in a substantial and immediate dilution in the interests of the Company’s existing stockholders. To that extent, the interests of the Company’s existing stockholders will be reduced as their ownership percentage (of the Company’s voting stock) is directly diminished. There can be no assurance the Company will be successful in undertaking or consummating any additional issuances of its Common Stock or, if they are consummated, that they can be accomplished on terms that are reasonable in light of current market conditions.  The Company is a small company and the Company’s financial condition remains entirely precarious.

Further, please know that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Thank you again for your kind assistance.

Sincerely,

/s/ Kevin K. Claudio
Kevin K. Claudio,
Chief Financial Officer

Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628